UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

(Amendment No. 1)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HANDY & HARMAN LTD.

(Name of Subject Company (issuer))

HANDY & HARMAN LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

410315105
(CUSIP Number of Class of Securities)

Douglas B. Woodworth

Chief Financial Officer

Handy & Harman Ltd.
590 Madison Avenue, 32nd Floor

New York, New York 10022
(212) 520-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

David Alan Miller, Esq.

Paul Lucido, Esq.
Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

(212) 818-8675

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Handy & Harman Ltd. (the “Company”) filed with Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), and Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“AcquisitionCo”), as disclosed in a Tender Offer Statement on Schedule TO, filed with the United States Securities and Exchange Commission (the “SEC”) by SPLP and AcquisitionCo on July 19, 2017, as amended on September 13, 2017 and October 12, 2017, to exchange, for each outstanding share of the Company’s common stock, par value $0.01 per share (“Shares”), not already owned by SPLP or any entity that is an affiliate of SPLP, 1.484 of 6.0% Series A preferred units of SPLP, no par value (the “SPLP Preferred Units”), per Share, together with cash in lieu of any fractional SPLP Preferred Units, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the prospectus/offer to exchange, forming a part of the Registration Statement on Form S-4/A filed by SPLP on September 8, 2017, Reg. No. 333-219355 (together with any amendments and supplements thereto, the “Offer to Exchange”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately prior to the subheading “CAUTIONARY STATEMENT REGARDING FORWARD –LOOKING STATEMENTS”

“Expiration of the Offer

At 12:00 midnight, New York City time, at the end of October 11, 2017 (the “Expiration Date”), the Offer expired as scheduled. SPLP and AcquisitionCo were advised by the exchange agent for the Offer, that as of the Expiration Date, a total of 2,352,456 Shares were validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 89.5% of the outstanding Shares (including Shares owned by SPLP and its affiliated entities) and approximately 58.6% of the outstanding Shares not owned by SPLP or any of its affiliates. Accordingly, the minimum tender condition and the majority of the minority tender condition provided for in the Merger Agreement have both been satisfied. The exchange agent has also advised SPLP and AcquisitionCo that, as of such time, notices of guaranteed delivery had been delivered for 147,303 Shares, representing approximately 1.2% of the outstanding Shares. All conditions to the Offer having been satisfied, the Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the Shares, pursuant to the terms of the Merger Agreement and Section 251(h) of the DGCL, on October 12, 2017, SPLP consummated the Merger without a meeting of the Company’s stockholders. Pursuant to the Merger Agreement, at the effective time of the Merger, AcquisitionCo was merged with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of SPLP. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares held by the Company or any of its subsidiaries, SPLP, AcquisitionCo or any other subsidiary of SPLP, or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive the same 1.484 SPLP Preferred Units payable in the Offer, without interest and subject to any required tax withholding.

In connection with the closing of the Merger, the Company notified the Nasdaq Capital Market that the Merger had been consummated and requested that the trading of the Shares on the Nasdaq Capital Market be suspended as of the close of business on such date and that the listing of the Shares on the Nasdaq Capital Market be withdrawn. In addition, the Company requested that the Nasdaq Capital Market file with the SEC a notification on Form 25 to report the delisting of the Shares from the Nasdaq Capital Market and to deregister the Shares under Section 12(b) of the Exchange Act. The Company also intends to file with the SEC a Form 15 requesting that the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended.

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On October 12, 2017, SPLP issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(D) and is incorporated by reference herein.”

Item 9. Material to be filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press release issued by SPLP, dated October 12, 2017 announcing the results of the Offer (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by SPLP and AcquisitionCo on October 12, 2017).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANDY & HARMAN LTD.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

Dated: October 12, 2017

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